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                             August 4, 2022

       Jonathan Kaufman
       Chief Executive Officer
       Lipella Pharmaceuticals Inc.
       7800 Susquehanna St., Suite 505
       Pittsburgh, PA 15208

                                                        Re: Lipella
Pharmaceuticals Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 29, 2022
                                                            File No. 333-266397

       Dear Mr. Kaufman:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed July 29, 2022

       Our Product Pipeline, page 2

   1. Please revise your pipeline table to include separate columns for each material stage you will need to complete
before marketing your products. For instance, include separate columns for each of
Phase 1, Phase 2, and Phase 3.
       Underwriting, page 94

   2. We note your inclusion of Spartan Capital Securities, LLC in the underwriting table on page 94. Please update
your narrative disclosure to here to discuss their role in the proposed transaction or
otherwise advise. In addition, we note your disclosure that Spartan
                                                        Capital Securities, LLC
appears to hold over 9% of your common stock. Please describe this relationship in
the underwriting section. Refer to Item 508 of Regulation S-K.
 Jonathan Kaufman
Lipella Pharmaceuticals Inc.
August 4, 2022
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Eric Atallah at 202-551-3663 or Jeanne Baker at 202-551-3691 if you
have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at 202-551-8342 or Anne Parker at 202-551-3611 with any other questions.



                                                           Sincerely,
FirstName LastNameJonathan Kaufman
                                                           Division of
Corporation Finance
Comapany NameLipella Pharmaceuticals Inc.
                                                           Office of Life
Sciences
August 4, 2022 Page 2
cc:       Michael DeDonato, Esq.
FirstName LastName